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                            March 1, 2022

       Paul Packer
       Chief Executive Officer
       Globis NV Merger Corp.
       7100 W. Camino Real, Suite 302-48
       Boca Raton, Florida 33433

                                                        Re: Globis NV Merger
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 15,
2022
                                                            File No. 333-262126

       Dear Mr. Packer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 123

   1. We note your disclosure that the unaudited pro forma condensed combined financial information has been
prepared in accordance with Article 11 of Regulation S-X, as amended by the final
rule, Release No. 33-10786,    Amendments to Financial Disclosures
                                                        about Acquired and
Disposed Businesses,    and presents the combination of the historical
                                                        financial information
of Globis and FAHL adjusted to give effect to the Business
                                                        Combination, the PIPE
Investment and the purchase of the Convertible Bonds. Please revise, to remove any
inadvertent language referring to combined statements of operations adjustments that are
expected to have a continuing impact on the results of the combined company, as such
criteria are no longer applicable under the new guidance.
 Paul Packer
Globis NV Merger Corp.
March 1, 2022
Page 2
Audited Financial Statements for Forafric Agro Holdings Limited, page F-21

2. Please update to provide audited financial statements as of December 31, 2021. Please note the Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment since the company reported pre-
      tax losses 2020 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year. Please also update the unaudited pro forma financial information accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson, Staff Accountant at 202-551-3346 or Melissa Gilmore,
Staff Accountant at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem, Staff Attorney at 202-551-8337 or
Sherry Haywood, Staff Attorney at 202-551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Packer
                                                           Division of
Corporation Finance
Comapany NameGlobis NV Merger Corp.
                                                           Office of
Manufacturing
March 1, 2022 Page 2
cc:       Mark Selinger
FirstName LastName